UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Marvell Technology Group Ltd.

(Name of Issuer)

Common stock, par value $0.002 per share

(Title of Class of Securities)

G 5876H105

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 5876H105
1.	Names of Reporting Persons. Dr. Pantas Sutardja
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,153,000 shares*
	6.	Shared Voting Power 38,042,253 shares*
	7.	Sole Dispositive Power 3,153,000 shares*
	8.	Shared Dispositive Power 38,042,253 shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,195,253 shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5%
12.	Type of Reporting Person (see instructions) IN

*	The amounts reported consist of 38,042,253 shares held by the Sutardja Chuk Revocable Family Trust and 3,153,000 shares deemed to be beneficially owned pursuant to stock options exercisable on March 1, 2010. 2,000,000 of the shares held by Sutardja Chuk Revocable Family Trust are held in an account that could be deemed a margin account.

Item 1.	(a)	Name of Issuer

Marvell Technology Group Ltd.

	(b)	Address of Issuer’s Principal Executive Offices

Marvell Technology Group Ltd. Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda

Item 2.	(a)	Name of Person Filing

Dr. Pantas Sutardja

	(b)	Address of Principal Business Office or, if none, Residence

Marvell Semiconductor, Inc. 5488 Marvell Lane Santa Clara, CA 95054

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common shares, par value $0.002 per share

	(e)	CUSIP Number

G 5876H105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

41,195,253 shares.*

	(b)	Percent of class:

6.5%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

3,153,000 shares*

(ii)	Shared power to vote or to direct the vote

38,042,253 shares*

(iii)	Sole power to dispose or to direct the disposition of

3,153,000 shares*

(iv)	Shared power to dispose or to direct the disposition of

38,042,253 shares*

*	The amounts reported consist of 38,042,253 held by the Sutardja Chuk Revocable Family Trust and 3,153,000 shares deemed to be beneficially owned pursuant to stock options exercisable on March 1, 2010. 2,000,000 of the shares held by Sutardja Chuk Revocable Family Trust are held in an account that could be deemed a margin account.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2010
Date

/s/ DR. PANTAS SUTARDJA
Signature

DR. PANTAS SUTARDJA
Name/Title